UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 22, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 22 April 2020 entitled ‘VODAFONE GROUP MAKES ACCELERATED PAYMENT TO VODAFONE IDEA UNDER THE CONTINGENT LIABILITY MECHANISM’.

22 April 2020

VODAFONE GROUP MAKES ACCELERATED PAYMENT TO VODAFONE IDEA

UNDER THE CONTINGENT LIABILITY MECHANISM

Vodafone Group announces that it has accelerated a payment of US$200 million to Vodafone Idea, which was due in September 2020 under the terms of the contingent liability mechanism (“CLM”) with Vodafone Idea.

Vodafone Group has accelerated this payment to provide Vodafone Idea with liquidity to manage its operations, and to support the approximately 300 million Indian citizens who are Vodafone Idea customers as well as the thousands of Vodafone Idea employees during this phase of emergency health measures, taken as a result of the COVID-19 pandemic.

Following the decision by India’s Supreme Court on the definition of Adjusted Gross Revenue (“AGR”) in October 2019, India’s telecoms operators became liable for licence fees, penalties and interest dating back over 14 years. Vodafone Idea has made payments to the Government of India in relation to its AGR liabilities. Under the terms of the CLM, Vodafone Group is obliged to make payments to Vodafone Idea where amounts paid pursuant to the contingent liabilities of Vodafone India exceed those of Idea Cellular.  The CLM took effect at completion of the merger of Vodafone India and Idea Cellular in August 2018.

- ends -

Notes to editors:

As part of the agreement to combine its subsidiary, Vodafone India, with Idea Cellular Limited (‘Idea’) in India, which completed on 31 August 2018, Vodafone Group, Aditya Birla Group and Idea agreed that Vodafone Group and Vodafone Idea would reimburse each other on set dates for certain identified pre-merger liabilities and assets that could crystallise in future. The mechanism, which was disclosed in Vodafone’s results announcements and report and accounts, regulates terms for payments in relation to these liabilities and assets as they are paid or received by Vodafone Idea. Vodafone Group’s potential exposure under this mechanism is limited to Rs. 84bn (€1.0bn).

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 23 countries, partners with mobile networks in 42 more, and fixed broadband operations in 18 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: April 22, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary